ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

06014012

ОНЕРНОЕ ОБЩЕСТВО
ИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________

Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 29-05-2006г. № 10.2-2/08-2307

на № ________ от ________

SUPPL

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SEC MAIL RECEIVED JUN 0 2 2006 WASH. DC

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities

Please find 1 page enclosed.

Yours faithfully,

A. Litvinov
Deputy Director General
"Southern Telecommunications Company" PJSC

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

Notification on the facts
that may influence significantly the price of the Issuer's securities
RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF THE JOINT_STOCK COMPANY

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Date of the meeting of the Joint –Stock Compan's Board of Directors (supervisory board) at which the respective decision was taken:
22 May 2006
2.2. Date and number of the Minutes of the meeting of the Joint –Stock Compan's Board of Directors (supervisory board) at which the respective decision was taken:
Minutes of the Board of Directors of "UTK" PJSC № 37 of 23 May 2006.
2.3. Decisions taken by the Joint –Stock Company's Board of Directors (supervisory board):

1. To recommend to the Company's General Shareholders' Meeting:

1) To pay the following dividend for the fiscal year 2005:
a) preference share dividend amounting to 0. 031395 rubles per one share. The dividend should be paid in cash prior to 25 August 2006;
б) ordinary share dividend amounting to 0. 01031 rubles per one share. The dividend should be paid in cash prior to 15 December 2006.
2) To determine the following procedure for payment of dividends to the persons included in the list of persons entitled to receive dividends, made up according to the data in the register of shareholders of the Company as of May 11, 2006:
- transfer to bank accounts of shareholders (shareholders shall bear expenses related to the dividends to be received by them);
- postal order (shareholders shall bear postal expenses related to the dividends to be received by them);
- *cash payment in the Company's pay-offices (only to the Company's employees).*

2. To approve the following agenda of the General Shareholders' Meeting:

1. *Approval of annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2005 financial results.*
2. *Approval of 2005 dividend size, its payment form, schedule and procedure under each category of shares.*
3. *Election of the members to the Company's Board of Directors.*
4. *Election of the members to the Company's Auditing Commission.*
5. *Approval of the Company's Auditor for the year 2006.*
6. *Determination of the size of annual remuneration to be paid to the members of the Board of Directors.*
7. *Introduction of amendments and additions to the Company's Charter.*
8. *Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.*
9. *Introduction of amendments and additions to the Company's Statute on the Board of Directors.*
10. *Introduction of amendments and additions to the Company's Statute on the Management Board.*
11. *Introduction of amendments and additions to the Company's Provisions on the Auditing Commission.*

3. Signature

3.1. First Deputy Director General of the Public Joint –Stock Company "Southern Telecommunications Company" ______________ (Signature) V. A. Moskalev

Зам. генерального директора А.А. Литвинов

3.2.
Date " 23 " May 2006 Official seal